

February 4, 2015

Via E-mail
Cooper Anderson
GreenHaven Coal Fund
c/o GreenHaven Coal Services, LLC
3340 Peachtree Road, Suite 1910
Atlanta, Georgia 30326

> **Re: GreenHaven Coal Fund**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed January 21, 2015**
> **File No. 333-182301**

Dear Mr. Anderson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please identify the initial Authorized Participant prior to effectiveness or advise.

Accrual, page 27

2. We note your disclosures regarding the payment of brokerage fees and subsequent reimbursement of other costs of the Sponsor. Please clarify for us if offering costs are specifically excluded from reimbursement as they are not mentioned. Additionally, please tell us how this disclosure is consistent with your disclosure on page 25 which mentions that the Sponsor may be reimbursed for organization and offering fees and expenses.

<u>Financial Statements</u>

<u>4. Fees and Expenses, page F-6</u>

3. Please disclose the amount that the fund has incurred for any organizational costs as well as offering costs through the date of your financial statements. To the extent these costs have been paid by the Sponsor or an affiliated entity on the fund's behalf, please tell us and disclose the amount that has been incurred to date and what your policies are related to these costs. Please tell us whether you anticipate that the Sponsor will be either fully or partially reimbursed for the fund's organization and offering costs if the offering of the fund is successful.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Senior Counsel, at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Terrence A. Childers